January 14, 2021

VIA EDGAR

Mr. Michael Henderson, Staff Accountant

Ms. Lory Empie, Staff Accountant

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:         Noah Holdings Limited

Response to the Staff’s Comments on

Form 20-F for the fiscal year ended December 31, 2019

Filed April 24, 2020

File No. 001-34936

Dear Mr. Henderson and Ms. Empie,

This letter sets forth the response of Noah Holdings Limited (the “Company”) to the comments contained in the letter dated December 30, 2020 from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2019 (the “2019 Form 20-F”).

For your convenience, we have set forth below each of the numbered comments of the Staff’s letter and the Company’s responses thereto.

Form 20-F for the fiscal year ended December 31, 2019

Item 3. Key Information

Discussion of Non-GAAP Financial Measures, page 6

1.              We note your non-GAAP measure “Adjusted net income attributable to Noah shareholders,” and the related adjustment that adds “gains from sales of equity securities” to GAAP net income attributable to Noah shareholders. Please respond to the following:

• Tell us how you concluded it is appropriate to record realized gains from sales of equity securities to retained earnings rather than within the income statement in your adoption of ASU 2016-01 and why these realized gains appear to not flow through the income statement going forward. Reference authoritative guidance where applicable.

The Company respectfully advises the Staff that “gains or losses from sales of equity securities” in this non-GAAP adjustment refers to unrealized gains or losses recorded in prior periods for equity securities sold in the current period, while “gains or losses from fair value changes of equity securities (unrealized)” refers to unrealized gains or losses recorded during the current period arising from fair value changes of equity securities that are not yet sold as of the current period end. The aforementioned non-GAAP adjustments are intended to be viewed together and provided since 2018 in order to present a non-GAAP measure comparable with that prior to the adoption of ASU 2016-01.

Prior to the adoption of ASU 2016-01, unrealized gains or losses arising from fair value changes of available-for-sale (“AFS”) securities were deferred in accumulative other comprehensive income (“AOCI”), and the cumulative gains/losses (i.e., difference between sales price and cost) was recognized in income statement upon sale. Upon adoption of ASU 2016-01, as disclosed in Note 2(i) to the 2019 Form 20-F, the Company recorded a cumulative adjustment of RMB251.6 million (US$36.1 million), net of tax from AOCI to retained earnings for the unrealized gains related to AFS equity securities existed as of December 31, 2017. This is in accordance with the transition guidance set forth by ASU 2016-01 paragraph BC150 which states, in part, that “The amendments in this Update require that transition to the amendments be effected by a cumulative-effect adjustment to the statement of financial position as of the beginning of the fiscal year in which the guidance is adopted (that is, a modified-retrospective approach). That approach requires the amounts reported in accumulated other comprehensive income for equity securities that exist as of the date of adoption previously classified as available-for-sale to be reclassified to retained earnings. (emphasis added)” The Company hereby clarifies that since the adoption of ASU 2016-01, it recognizes fair value changes for both sold and unsold equity securities as incurred through net income, not retained earnings. For the legacy AFS securities subject to the transition adjustment, only the fair value changes subsequent to the adoption date would flow through the income statement.

• Tell us how the adjustment amounts are calculated and in what line item of the Consolidated Statement of Cash Flows they are recorded. Supplementally provide a reconciliation of the adjustment amounts to the Consolidated Statement of Cash Flows.

The Company respectfully advises the Staff that after the adoption of ASU 2016-01 both the fair value change for equity securities not yet sold (unrealized gain/loss) and the fair value change for equity securities sold in the period are presented as a reconciling item captioned as “Fair value changes of equity investments measured by fair value” in the reconciliation of net income to net operating cash flows in the Consolidated Statement of Cash Flows. The adjustment of “gains or losses from sales of equity securities” is related to unrealized gains or losses recorded in prior periods for equity securities sold in the current period, and as such is not reflected in the current period Consolidated Statement of Cash Flows. For detailed reconciliation to the Consolidated Statement of Cash Flows, please refer to the Company’s response to your Comment 2 below.

•Tell us how this adjustment is not double counting gains from sales of equity securities within adjusted net income.

As explained in the first bullet point, the Company subtracts unrealized gain/loss recognized in the current period for equity securities not yet sold and adds back the cumulative unrealized gain/loss recognized in the prior periods for equity securities sold in the current period. Therefore, the Company did not double count gains from sales of equity securities within adjusted net income.

•Tell us why this performance measure, which includes realized gains from sales of securities previously excluded due to your adoption of ASU 2016-01, is not substituting individually tailored recognition and measurement methods for those of GAAP and does not violate Rule 100(b) of Regulation G. Refer to Question 100.04 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, which is available on our website at:

http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

The Company respectfully advises the Staff that in presenting non-GAAP figures for periods in the 2018 and 2019 fiscal years, the Company has considered Rule 100(b) of Regulation G as well as the guidance of the Staff set forth in Question 100.04. As explained above, the Company’s non-GAAP adjustments were aimed to provide investors a consistent presentation of financial results from operations before and after the adoption of ASU 2016-01, and the Company did not intend to present a measure which reflected tailored accounting. Given the concerns raised by the Staff and considering the new accounting treatment has been consistently applied from 2018 to 2020 after the adoption of ASU 2016-01, the Company has determined to stop presenting the non-GAAP adjustment related to gains and losses from equity securities, both realized and unrealized, in future filings, beginning with the Form 6-K announcing the Company’s unaudited results of operations for the fourth quarter of 2020 and the Company’s annual report on Form 20-F for the year ended December 31, 2020.

2.              Additionally, we note your adjustments for (gain) loss from fair value changes of equity securities (unrealized) of RMB (39,557) and RMB 15,628 for the years ended December 31, 2018 and 2019. Please supplementally reconcile the amounts of these adjustments to your Consolidated Statement of Cash Flows for the respective periods.

The Company respectfully advises the Staff that gain (loss) from fair value changes of equity securities (unrealized) together with fair value changes of equity securities sold in the current period, has been recorded as a non-cash adjustment, in the line item of “Fair value changes of equity investments measured by fair value” in the Company’s Consolidated Statement of Cash flows. Please see the reconciliation below.

	Year Ended December 31,
	2018	2019
	RMB’000	RMB’000
From Statement of Cash Flows:
Adjustments to reconcile net income to net cash provided by operating activities - Fair value changes of equity investments measured by fair value	6,342	(15,092)	A = B + C
From Income Statement:
Fair value changes of equity securities sold in the current period	33,215	(536)	B
Gains (losses) from fair value changes of equity securities (unrealized)	(39,557)	15,628	C
Other investment income	54,958	(43,712)
Investment income (loss)	48,616	(28,620)
From Reconciliation of GAAP to Non-GAAP Results (unaudited):
Gains (losses) from fair value changes of equity securities (unrealized)	(39,557)	15,628	C
Gains from sales of equity Securities (Note 1)	45,240	149,652

Note 1: This represents unrealized gains or losses recorded in prior periods for equity securities sold in the current period.

Item 18. Consolidated Financial Statements

Notes to Consolidated Financial Statements

5. Investments, page F-32

3.              Please provide the disclosures required by paragraphs 50-1B, 50-2, and 50-3 of ASC 320-10-50 in future filings, or tell us why such disclosures are not warranted.

The Company respectfully advises the Staff that it disclosed the information required by ASC 320-10-50-1B as follows:

The debt securities investments held by the Company are classified into held-to-maturity or available-for-sale. As the majority of debt securities as of December 31, 2019 were investments in contractual funds managed by the Company that have stated maturity and pay a prospective fixed rate of return, with similar credit quality and economic characteristic, the Company disclosed the nature of the debt securities investments in Note 5. Investments on page F-32 “Held-to-maturity investments consist of investments in fixed income products managed by the Group that have stated maturity and normally pay a prospective fixed rate of return, carried at amortized cost...

Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value…” and in Note 6. Fair Value Measurement on page F-33 “Available-for-sale investments in debt securities consist of investments in trust products, asset management plans, contractual funds and real estate funds that have stated maturity and normally pay a prospective fixed rate of return.” As the amount of held-to-maturity investments together with available-for-sale investments were 80,397 as of December 31, 2019, which was less than 1% of the Company’s total assets and assessed as not significant as of December 31, 2019, the Company did not further classify them into different buckets. In response to the Staff’s comment, the Company will disclose the major security types based on the nature and risks of security as required by ASC 320-10-50-1B in Note 5. Investments in future filings on Form 20-F when the amount becomes significant.

The Company disclosed the information required by ASC 320-10-50-2 as follows:

Amortized cost basis: the Company disclosed the amortized cost of available-for-sale investments in Note 5. Investments on page F-32 “The amortized cost of the available-for-sale investments as of December 31, 2018 and 2019 was RMB182,142 and RMB15,081, respectively.”

Aggregate fair value: the carrying amount of the available-for-sale investments represents fair value, as disclosed in Note 5 on page F-32 “Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value.”

Total other-than-temporary impairment recognized in accumulated other comprehensive income: The Company did not have other-than-temporary impairment recognized in accumulated other comprehensive income associated with available-for-sale investments for the year ended December 31, 2018 and 2019.

Total allowance for credit losses: Going forward, the Company will disclose “total allowance for credit losses” after adopting ASC 326 in 2020.

Total gains for securities with net gains in accumulated other comprehensive income and Total losses for securities with net losses in accumulated other comprehensive income: Given the nature of the available-for-sales investments are fixed income products and the maturity of such investment are less than two years, the gains or losses for securities with net gains or losses in accumulated other comprehensive income for the year ended December 31, 2019 are immaterial as the calculated fair value under the discounted cash flow method is close to the amortized cost.

Information about the contractual maturities: In response to the Staff’s comment, the Company will revise its future filings to disclose the information about the contractual maturities in substantially the same form as follows (the revised portions are in italics and underlined) “Available-for-sale investments consist of investments in fixed income products and other products that have stated maturity and normally pay a prospective fixed rate of return, carried at fair value. Of the long-term available for sale investments, RMB xx will mature in 2021, and RMB xx will mature in 2022.”

The Company is not a financial institution as defined by ASC 942-320-50-1. Therefore, ASC 320-10-50-3 is not applicable.

If you have any additional questions or comments regarding the 2019 Form 20-F, please contact the undersigned at grant.pan@noahgroup.com, +86 21 8035 9635 or our US counsel, Steve Lin at steve.lin@kirkland.com, +86 10 5737 9315.

Very truly yours,

By:	/s/ Qing Pan
Name:	Qing Pan
Title:	Chief Financial Officer

cc:            Steve Lin, Esq., Kirkland & Ellis

Neo Lin, Partner, Deloitte Touche Tohmatsu Certified Public Accountants LLP